

UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
WASHINGTON, D.C. 20549

DIVISION OF
CORPORATION FINANCE

March 8, 2021

Chinta Bhagat
Co-Chief Executive Officer
L Catterton Asia Acquisition Corp
8 Marina View, Asia Square Tower 1
#41-03, Singapore 018960

> **Re: L Catterton Asia Acquisition Corp**
> **Amendment No. 1 to Registration Statement on Form S-1**
> **Filed March 3, 2021**
> **File No. 333-253334**

Dear Mr. Bhagat:

We have reviewed your amended registration statement and have the following comments. In some of our comments, we may ask you to provide us with information so we may better understand your disclosure.

Please respond to this letter by amending your registration statement and providing the requested information. If you do not believe our comments apply to your facts and circumstances or do not believe an amendment is appropriate, please tell us why in your response.

After reviewing any amendment to your registration statement and the information you provide in response to these comments, we may have additional comments.

Amendment No. 1 to Registration Statement on Form S-1

Exhibit 5.2, page 2

1. Please note that it is inappropriate for counsel to include assumptions that are too broad or assume material facts underlying the opinion. Please file an amended Exhibit 5.2 opinion that does not include these assumptions, including the assumptions and limitations set forth in paragraphs 2.3, 2.4, 2.6 and 5.2, or explain why each such assumption or limitation is necessary and appropriate. For guidance, please see Section II.B.3.a. of Staff Legal Bulletin No. 19.

You may contact Jennifer O'Brien, Staff Accountant, at (202) 551-3721 or Ethan Horowitz, Accounting Branch Chief, at (202) 551-3311 if you have questions regarding comments on the financial statements and related matters. Please contact Karina Dorin, Staff

Attorney, at (202) 551-3763 or Loan Lauren Nguyen, Legal Branch Chief, at (202) 551-3642 with any other questions.

Sincerely,

Division of Corporation Finance
Office of Energy & Transportation

cc: Ben James